Independent Auditor’s Report
To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion
We have audited the consolidated financial statements of Sun Life Financial Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate opinion on these matters.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements
Key Audit Matter Description
The Company has significant insurance contract liabilities representing the majority of its total liabilities. Application of different assumptions may result in different measurement of the insurance contract liabilities. There is insurance risk from the uncertainty of product performance due to differences between the actual experience and expected experience. The Company uses various actuarial models to determine insurance contract liabilities, some of which involve high levels of complexity.

While there are many assumptions which management makes, the assumptions with the greatest uncertainty are those related to mortality, including the impact, if any, of the COVID-19 pandemic and lapse and other policyholder behaviour (“policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain actuarial models and mortality and policyholder behaviour assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of actuarial specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to actuarial models and assumptions of mortality and policyholder behaviour included the following, among others:
•We evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality and policyholder behaviour assumptions used in the calculation of insurance contract liabilities as well as access and change management controls over those actuarial models.
•With the assistance of actuarial specialists, we tested the reasonableness of key mortality and policyholder behaviour assumptions, by:
•Evaluating management’s methods and assumptions in accordance with actuarial principles and practices under the Canadian actuarial standards of practice.
•Testing experience studies and other inputs used in the determination of the mortality and policyholder behaviour assumptions.
•Analyzing management’s interpretation of its experience study results, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.
•With the assistance of actuarial specialists, we tested the appropriateness of actuarial models used in the estimation process by:
•Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
•Testing the accuracy of a sample of actuarial models for changes in key assumptions.

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements
Key Audit Matter Description
Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of fair value specialists.
How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:
•We evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
•With the assistance of fair value specialists, we evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates and future rental rates of market surveys and transactions in comparable properties.

Other Information
Management is responsible for the other information. The other information comprises:
•Management’s Discussion and Analysis
•The information, other than the financial statements and our auditor’s reports thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Margaret Tang.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
February 9, 2022